FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory note: This Form 6-K/A amends and supersedes the Form 6-K furnished on October 26, 2005, which contained a press release summarizing third quarter results 2005.

THIRD QUARTER 2005

Consolidated Relevant Figures

The third quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America, including Embratel. Results for the third quarter of 2004 recognize the assets acquired from AT&T Latin America and Embratel since August.

  In the third quarter of 2005 compared with the same period of 2004, broadband services volume increased 98.3%, line equivalents for data 26.5% and lines in service 7.8%. Domestic long distance traffic increased 5.9%. Outgoing international distance traffic increased 7.4% and local traffic increased 0.6%.

  Growth in volumes notwithstanding, revenues in Mexico did not increase due to the reduction of rates in real terms. Nevertheless, the EBITDA margin was similar to the level of a year ago and the operating margin increased 1 percentage point.

  All of the Latin American operations had positive operating income. At Embratel, total revenues increased 5.5%, generating an EBITDA margin of 25.1% and an operating margin of 10.9% compared with the year-earlier 13.6% and (2.4)%, respectively. The rest of the Latin American operations together increased revenues in 17.3% and produced EBITDA and operating margins of 23.9% and 11.4%, respectively, compared with 21.5% and (2.8)% in the same period of the previous year.

  For the nine months, consolidated investment in the expansion and modernization of the telecommunications platform was 1.331 billion dollars. Of that total, 65.1% was invested in Mexico, 28.9% in Embratel and 6% in the rest of the companies in Latin America.

  The company's consolidated net debt (4) increased the equivalent of approximately 404 million dollars, totaling 5.960 billion dollars.

  Earnings per share in the quarter were 0.30 pesos and 0.56 dollars per ADR, an annual increase of 3.4% and 14.3%, respectively.

(4) Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

Highlights

Incorporation of TELMEX do Brasil and Participation in Net into Embratel: On September 30, Embratel's board of directors approved the acquisition of 100% of TELMEX do Brasil Ltda. and 37.1% of Net Serviços de Comunicaçao S.A. capital stock. On October 24, 2005 the transaction was approved at Embratel's Shareholders Meeting. Embratel will settle this acquisition through the issuance of common shares and TELMEX's participation in this company will increase from 63.4% to 72.3% of the total capital.

Syndicated Bank Loan: On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan issued on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars due in four years and the second one for 1 billion dollars due in six years.

Consolidated Income Statements

The third quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America, including Embratel. Results for the third quarter of 2004 recognize the assets acquired from AT&T Latin America and Embratel since August.

Revenues: In the third quarter, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America rose to 41,125 million pesos, an increase of 8.7% compared with the same period of 2004, which included Embratel's revenues in August and September. Of total consolidated revenues, voice revenues represented 77.9% and data transmission revenues represented 18.2%. For the nine months, consolidated revenues totaled 121,706 million pesos, an increase of 20.8% compared with the same period of last year.

Costs and expenses: Costs and expenses in the third quarter totaled 28,755 million pesos, 9.1% higher than the same period of the previous year, which included two months of results at Embratel. For the nine months, costs and expenses increased 25% totaling 86,088 million pesos.

EBITDA and operating income: EBITDA (1) rose to 18,463 million pesos in the third quarter, 4.5% higher than the same period of 2004, producing an EBITDA margin of 44.9%. Operating income totaled 12,370 million pesos, an increase of 7.8% compared with the previous year, and the margin was 30.1% in the quarter. For the nine months, EBITDA (1) and operating income were 54,465 and 35,618 million pesos, producing margins of 44.8% and 29.3%, respectively.

Comprehensive financing cost: Comprehensive financing cost was 1,602 million pesos in the quarter. This result was mainly due to hedges that resulted in a charge of 935 million pesos, to net interest from interest rate swaps and paid interest totaling 1,059 million pesos, and to a gain of 392 million pesos in the monetary position due to a lower inflation rate. For the nine months, comprehensive financing cost was 3,297 million pesos.

Majority net income: Majority net income totaled 6,828 million pesos in the third quarter, 1.7% lower than the same period of the previous year mainly due to higher comprehensive financing cost. Earnings per share for the third quarter, based on the number of shares outstanding at period end, were 0.30 pesos compared with 0.29 pesos per share in the same period a year ago, and earnings per ADR were 0.56 dollars compared with 0.49 dollars per ADR in last year's third quarter.

Investments: During the nine months, consolidated investments totaled 1.331 billion dollars. In Mexico, 866 million dollars were invested, of which 46.4% was used to develop and expand the platform for new generation services and services for access to the public data network, 46.8% for the expansion and maintenance of the telephone plant and 6.8% for social telephony. In Embratel, investments totaled 385 million dollars, of which 25% were used for access infrastructure and local services, 22.6% in data and Internet services, 4.2% in network infrastructure, 30.3% in new satellites to replace the equipment scheduled to be removed from service in 2006 and 2007 and 17.9% on other items. In the rest of the operations in Latin America, 80 million dollars were used for the expansion of the infrastructure of the various companies.

Repurchase of shares

During the quarter, the company used 4,309 million pesos to repurchase 411,694,480 of its own shares. For comparison purposes, it is important to consider the 2 for 1 stock split that was carried out on May 25, 2005.

Debt: Total debt rose to the equivalent of 8.491 billion dollars compared with 7.751 billion dollars at September 30, 2004. The increase of 740 million dollars or 9.6% primarily relates to the placement of bonds for 1.750 billion dollars, the repurchase of 337 million dollars of the 1.5 billion dollars bond due 2006 and prepayments of approximately 700 million dollars of Embratel's debt. Of total debt, 17.6% is short-term, 90.8% is in foreign currency (15.6% considering hedges) and 52.4% carries a fixed rate (69.7% considering swaps). At September 30, TELMEX carried out interest rate swaps for 15,900 million pesos, producing a new fixed rate of 9%, and currency hedges for 6.388 billion dollars, of which 94% is related to hedges of pesos to dollars and the rest to hedges of reais to dollars. At September 30, 2005, the company's consolidated net debt (4) increased the equivalent of 404 million dollars to a total of 5.960 billion dollars.

Mexico Operating Results

We continue to adapt our commercial strategy for each market segment by integrating offerings that include packages of local calls, preferred domestic and international long distance rates and services related to broadband connectivity. Recently introduced packages with these features include Línea Negocio and Paquete TELMEX.

Lines in service

From July to September, net line gain was 284 thousand lines, as a result of 458 thousand connections and 174 thousand disconnections. At September 30, TELMEX had 18 million 135 thousand lines in service, an annual increase of 7.8%. For the nine months, 963 thousand lines were added, reflecting 1 million 444 thousand connections and 481 thousand disconnections.

Local traffic

During the quarter, 6,778 million local calls were made, an increase of 0.6% compared with the same period of the previous year. For the nine months, local calls totaled 20,042 million, 0.8% lower than the same period of last year, primarily due to higher wireless and Internet competition.

Long distance traffic

In the third quarter, domestic long distance (DLD) traffic totaled 4,577 million minutes, 5.9% higher than the same period of 2004. For the nine months, DLD traffic rose to 13,375 million minutes, an increase of 6.9%. International long distance (ILD) outgoing minutes increased 7.4%, totaling 461 million minutes. Incoming ILD minutes totaled 1,354 million minutes, 7.1% higher than the same period of 2004. The incoming-outgoing ratio was 2.9 in the third quarter. For the nine months, ILD outgoing minutes totaled 1,342 million minutes and ILD incoming minutes were 3,778 million minutes, an increase of 6.3% and 11%, respectively.

Interconnection

Interconnection traffic totaled 8,804 million minutes during the quarter, 12.6% more than in the same period of the previous year. Traffic originated by the cellular system and terminated on TELMEX's network increased 19.4%. Interconnection traffic generated by local and long distance operators increased 14.4% and calling party pays interconnection traffic increased 2.3%.

Corporate networks

The corporate market of data transmission added 70 thousand 64 Kbps billed line equivalents during the third quarter. At September 30, TELMEX had 1 million 738 thousand billed line equivalents, 26.5% more than the same period of 2004. Port equivalents related to the corporate networks market totaled 567 thousand units, an annual increase of 92%. In the quarter, 84 thousand services were added.

Internet

At September 30, there were more than 2 million Internet access accounts, an annual increase of 26.2%. During the quarter, 98 thousand accounts were added and in the nine months, 284 thousand. ADSL accounts totaled 904 thousand at the end of September, an annual increase of 98.3%. Contributing to that total, 132 thousand Infinitum (ADSL) accounts were added in the third quarter and 344 thousand in the nine months.

Mexico Financial Results

Revenues: In the third quarter, total revenues from operations in Mexico totaled 30,973 million pesos, 3.2% lower than the same period of the previous year. For the nine months, the company's revenues decreased 2.8% totaling 91,462 million pesos.

  Local: Local revenues decreased 4% due to the decrease of local billed traffic and local rates in real terms. For the nine months, these revenues decreased 4.2%.

  DLD: Revenues decreased 0.1% as the 5.9 percent increase in traffic did not offset the rate reduction in real terms. For the nine months, the decrease was 2%.

  ILD: Revenues decreased 6.2% compared with last year's third quarter and for the nine months, they decreased 3.7%. ILD billed traffic totaled 1,664 million pesos in the quarter, 2% lower than the same period of 2004. International settlement revenues totaled 786 million pesos, a decrease of 14% compared with the same quarter of the previous year. In both cases, revenues declined because incoming and outgoing traffic did not offset the rate reduction per minute in real terms. For the nine months, revenues from billed traffic and international settlement decreased 1.9%, and 7%, respectively, compared with the same period of last year.

  Interconnection: In the third quarter, interconnection revenues decreased 12.2% due to the decrease of the calling party pays rate and because the long distance operators interconnection rate in pesos has decreased 12.2%. For the nine months, total interconnection revenues decreased 8.8%.

  Corporate networks: Revenues from services related to data transmission through private and managed networks increased 4.5% due to the increase in line equivalents in operation and port equivalents access, notwithstanding the decrease in rates in real terms. For the nine months, these revenues increased 3.7%.

  Internet: Revenues from services related to the Internet platform rose 18% due to the increase in the number of Infinitum (ADSL) customers. These revenues continue to deliver the highest growth rate. For the nine months, Internet revenues increased 17.3%.

Costs and expenses: In the third quarter, costs and expenses from the operations in Mexico totaled 19,560 million pesos, a decrease of 4.7% compared with the same period of 2004. This decrease was due to lower commercial, administrative and general expenses, lower interconnection costs related to the reduction of the calling party pays rate, and lower depreciation and amortization.

  Cost of sales and services: Cost of sales and services increased 1.5% mainly due to the increase in the cost of network maintenance, partially offset by the change in the accounting policy for PC costs related to Internet services that took effect in January 2005, as well as lower charges in pensions and seniority premiums, travel expenses, costs of directories and settlement cost.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 1.4% in the quarter due to reductions in advertising expenses, lower charges in pensions and seniority premiums and other administrative costs.

  Transport and interconnection: Transport and interconnection costs decreased 13.4% due to the reduction of the calling party pays rate, the main component of this item.

  Depreciation and amortization: Depreciation and amortization decreased 10.9% due to a lower level of assets to be depreciated and to the impact of the exchange rate.

EBITDA and operating income: EBITDA (1) totaled 15,993 million pesos in the third quarter. The EBITDA margin was 51.6%; an increase of 0.3 percentage points compared with last year's third quarter. Operating income totaled 11,413 million pesos and the operating margin was 36.8% in the quarter, an increase of one percentage point compared with the same period of the previous year.

For the nine months, EBITDA (1) totaled 47,216 million pesos, producing a margin of 51.6%. The operating margin for the nine months was 36%, reflecting operating income of 32,967 million pesos.

Investments: In Mexico total investments were 866 million dollars, of which 46.4% was used for the development and expansion of new generation services platforms and services related to transport and access the public data network. Additionally, 46.8% was invested in expansion and maintenance of the telephone plant and 6.8% in social telephony.

Debt: Debt rose to the equivalent of 7.907 billion dollars. Of the debt, 17.3% is short-term, 90.8% is in foreign currency (14.8% considering hedges), and 51.8% carries a fixed rate (70.3% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 23% to 5.695 billion dollars, related to new debt of 1.750 billion dollars offset by the repurchase of 337 million dollars of Senior Notes due January 2006.

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

Revenues from the operations in Brazil during the third quarter totaled 1,907 million reais, 5.3% higher than the same period of 2004. The increase in revenues was mainly due to the domestic long distance business. Data services represented 24.8% of total revenues and increased 5%. Costs and expenses in the quarter totaled 1,690 million reais, 9% lower than in 2004. Costs of sales and services increased 3.2% and totaled 189 million reais. Transport and interconnection costs decreased 1.4% and represented 48.8% of total costs and expenses. Commercial, administrative and general expenses decreased 23.5% in the quarter. Operating income in the quarter rose to 217 million reais compared with a loss of 45 million reais in 2004. The operating margin was 11.4%. EBITDA (1) totaled 481 million reais, producing a margin of 25.2%, compared with EBITDA (1) of 253 million reais and a margin of 14% in 2004.

Chile

Revenues from the operations in Chile during the third quarter totaled 16,083 million Chilean pesos, 5.5% higher than the previous year. The corporate networks and Internet businesses represented 31.6% of total revenues and increased 4.1% mainly due to the increase of 21.8% in revenues from corporate networks. The voice business, representing 63.6% of total revenues, benefited from higher traffic levels and local rates. Costs and expenses were 15,004 million Chilean pesos in the quarter, 1.3% lower than in 2004. Transport and interconnection decreased 5.6%, and commercial, administrative and general expenses increased 7.8%. Operating income totaled 1,079 million Chilean pesos compared with operating income of 35 million Chilean pesos in the same period of 2004. The operating margin for the quarter was 6.7% compared with 0.2% in the same period of 2004. EBITDA (1) totaled 3,658 million Chilean pesos compared with 2,558 million Chilean pesos in 2004, producing EBITDA margins of 22.7% and 16.8%, respectively.

Argentina

Revenues from the operations in Argentina during the third quarter totaled 82 million Argentinean pesos, 37.4% higher than in 2004. The corporate networks and Internet businesses, which represented 48.4% of total revenues, increased 58.8% due to the addition of several corporate customers as well as monitoring regional managed networks of the TELMEX Group. The voice business, which produced 51.1% of total revenues, increased 21.1% due to higher interconnection revenues. Operating costs and expenses increased 24.4% and totaled 80 million Argentinean pesos in the quarter. Transport and interconnection cost had the highest rate of increase, at 24.8%, and represented 47.5% of total costs and expenses. In the quarter, operating income totaled 2 million Argentinean pesos compared with an operating loss of 4 million Argentinean pesos in last year's third quarter. The operating margin was 2.9%. EBITDA (1) totaled 11 million Argentinean pesos, compared with 7 million Argentinean pesos in the same period of 2004.

Colombia

Revenues from these operations during the third quarter totaled 30,333 million Colombian pesos, 51.4% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents for data transmission. Costs and expenses increased 25.2%. Among total costs and expenses, 32.8% related to transport and interconnection and reflected an increase of 68.4%. Commercial, administrative and general expenses increased 31% and represented 20% of total costs and expenses. Depreciation in the quarter decreased 14.5%. Operating income for the quarter totaled 6,245 million Colombian pesos compared with operating income of 802 million Colombian pesos in the same period of last year. The operating margin was 20.6% compared with the year-earlier 4%. EBITDA (1) totaled 11,885 million Colombian pesos in the quarter and produced a margin of 39.2%, compared with EBITDA (1) of 7,399 million Colombian pesos and a margin of 36.9% in the same period of 2004.

Peru

Revenues from operations in Peru during the third quarter totaled 46 million New Soles, 19.4% higher than the previous year. The voice business, which represented 65.3% of total revenues, increased 26.5% due to growth in local telephone traffic, mainly from the increase in digital trunks serving the corporate market, as well as interconnection traffic growth. Costs and expenses in the quarter increased 11.8% due to the increase of 30.7% in transport and interconnection costs, which represented 43.1% of total costs and expenses. Depreciation increased 9.4% due to the restatement in the value of the fixed assets that was carried out in the fourth quarter of 2004. These items were partially offset by cost control initiatives that produced an 11.2% decrease in commercial, administrative and general expenses and by a 6.7% increase in cost of sales and services. Operating income for the quarter totaled 0.6 million New Soles compared with an operating loss of 2 million New Soles in the same period of last year. The operating margin for the quarter was 1.4% compared with an operating loss in the same period of 2004. EBITDA (1) rose to 12 million New Soles compared with EBITDA (1) of 8 million New Soles, producing margins of 26.6% and 21.9%, respectively, in the third quarters of 2005 and 2004.

Consolidated Relevant Figures

The third quarter 2005 analysis presented here includes the results of the subsidiaries in Latin
America, including Embratel. Results for the third quarter of 2004 recognize the accounts of the assets acquired from AT&T Latin America and Embratel since August.

(millions of Mexican constant pesos as of September 2005 unless otherwise indicated)

					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.

Revenues	Ps.	41,125	Ps.	37,825	8.7	Ps.	121,706	Ps.	100,721	20.8
EBITDA (1)		18,463		17,666	4.5		54,465		49,080	11.0
EBITDA margin (%)		44.9		46.7	(1.8)		44.8		48.7	(3.9)
Operating income		12,370		11,473	7.8		35,618		31,857	11.8
Operating margin (%)		30.1		30.3	(0.2)		29.3		31.6	(2.3)
Net income		6,828		6,948	(1.7)		19,835		17,380	14.1
Earnings per share (pesos) (2)		0.30		0.29	3.4		0.88		0.73	20.5
Earnings per ADR (dollars) (3)		0.56		0.49	14.3		1.62		1.23	31.7
Outstanding shares (millions) (2)		22,541		23,862	(5.5)		22,541		23,862	(5.5)
Equivalent ADRs (millions) (3)		1,127		1,193	(5.5)		1,127		1,193	(5.5)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
(2) Considers in retroactive form, the effect of the stock split of 2 new shares per each previous share approved since May 25, 2005.
(3) One ADR represents 20 shares.

Mexico Financial Results

[ millions of Mexican constant pesos as of September 2005]

					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.

Revenues	Ps.	30,973	Ps.	31,987	(3.2)	Ps.	91,462	Ps.	94,119	(2.8)
EBITDA		15,993		16,603	(3.7)		47,216		47,919	(1.5)
EBITDA margin (%)		51.6		51.9	(0.3)		51.6		50.9	0.7
Operating income		11,413		11,460	(0.4)		32,967		31,980	3.1
Operating margin (%)		36.8		35.8	1.0		36.0		34.0	2.0

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.
(millions of Brazilian reais of each period)

Revenues		$1,906.8		$1,811.5	5.3		$5,741.3		$5,590.9	2.7
EBITDA		480.7		253.2	89.8		1,371.0		1,061.2	29.2
EBITDA margin (%)		25.2		14.0	11.2		23.9		19.0	4.9
Operating Income		217.1		(45.0)	NA		553.2		152.4	263.0
Operating margin (%)		11.4		(2.5)	13.9		9.6		2.7	6.9

Chile

					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.
(millions of Chilean constant pesos as of September 2005)

Revenues		$16,082.5		$15,237.1	5.5		$48,194.8		$42,929.0	12.3
EBITDA		3,657.6		2,558.1	43.0		9,899.2		4,045.4	144.7
EBITDA margin (%)		22.7		16.8	5.9		20.5		9.4	11.1
Operating Income		1,078.7		34.6	(*)		2,093.9		(3,544.5)	NA
Operating margin (%)		6.7		0.2	6.5		4.3		(8.3)	12.6

(*) Percentage higher than 1,000%.

Argentina

					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.
(millions of Argentinean pesos of each period)

Revenues		$82.0		$59.7	37.4		$216.3		$161.5	33.9
EBITDA		11.4		6.9	65.2		31.9		8.3	284.3
EBITDA margin (%)		13.8		11.6	2.2		14.8		5.2	9.6
Operating Income		2.3		(4.2)	NA		7.3		(21.5)	NA
Operating margin (%)		2.9		(7.1)	10.0		3.4		(13.3)	16.7

Colombia

					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.
(millions of Colombian pesos of each period)

Revenues		$30,332.6		$20,040.7	51.4		$77,073.1		$60,470.0	27.5
EBITDA		11,885.0		7,398.9	60.6		28,805.0		19,551.1	47.3
EBITDA margin (%)		39.2		36.9	2.3		37.4		32.3	5.1
Operating Income		6,244.5		802.2	678.4		12,343.3		229.2	(*)
Operating margin (%)		20.6		4.0	16.6		16.0		0.4	15.6

Peru

					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.
(millions of New Soles of each period)

Revenues		$46.1		$38.6	19.4		$133.5		$118.6	12.6
EBITDA		12.3		8.4	46.4		31.4		20.4	53.9
EBITDA margin (%)		26.6		21.9	4.7		23.5		17.2	6.3
Operating Income		0.6		(2.1)	NA		(2.9)		(12.3)	NA
Operating margin (%)		1.4		(5.5)	6.9		(2.1)		(10.4)	8.3

(*) Percentage higher than 1,000%.

Consolidated Financial Statements
The third quarter 2005 analysis presented here includes the results of the subsidiaries in Latin
America, including Embratel. Results for the third quarter of 2004 recognize the accounts of the assets acquired from AT&T Latin America and Embratel since August.

Consolidated Income Statements
[ millions of Mexican constant pesos as of September 2005 ]					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.
Revenues
Local	Ps.	14,600	Ps.	14,825	(1.5)	Ps.	43,386	Ps.	43,632	(0.6)
Domestic long distance		9,299		7,357	26.4		27,158		16,249	67.1
International long distance		3,238		3,180	1.8		10,006		8,214	21.8
Interconnection		4,896		5,050	(3.0)		15,171		14,508	4.6
Corporate networks		4,593		3,604	27.4		13,918		8,754	59.0
Internet		2,872		2,121	35.4		8,107		5,483	47.9
Others		1,627		1,688	(3.6)		3,960		3,881	2.0
Total		41,125		37,825	8.7		121,706		100,721	20.8

Costs and Expenses
Cost of sales and services		8,674		8,122	6.8		24,960		23,212	7.5
Commercial, administrative and general		6,808		6,133	11.0		20,499		15,544	31.9
Transport and interconnection		7,180		5,904	21.6		21,782		12,885	69.0
Depreciation and amortization		6,093		6,193	(1.6)		18,847		17,223	9.4
Total		28,755		26,352	9.1		86,088		68,864	25.0

Operating income		12,370		11,473	7.8		35,618		31,857	11.8

Comprehensive financing cost
Net interest		1,059		986	7.4		2,669		2,808	(5.0)
Exchange loss, net		935		(266)	(451.5)		1,733		444	290.3
Monetary gain, net		(392)		(773)	(49.3)		(1,105)		(1,530)	(27.8)
Total		1,602		(53)	(*)		3,297		1,722	91.5

Income before tax and employee profit sharing		10,768		11,526	(6.6)		32,321		30,135	7.3

Provisions for income tax and employee profit sharing		3,624		4,519	(19.8)		11,686		12,653	(7.6)

Income before equity in results of affiliates and		7,144		7,007	2.0		20,635		17,482	18.0
minority interest
Equity in results of affiliates		(16)		(35)	(54.3)		(60)		(78)	(23.1)
Minority interest		(300)		(24)	(*)		(740)		(24)	(*)

Majority net income	Ps.	6,828	Ps.	6,948	(1.7)	Ps.	19,835	Ps.	17,380	14.1

EBITDA (1)	Ps.	18,463	Ps.	17,666	4.5	Ps.	54,465	Ps.	49,080	11.0

EBITDA margin (%)		44.9		46.7	(1.8)		44.8		48.7	(3.9)
Operating margin (%)		30.1		30.3	(0.2)		29.3		31.6	(2.3)
(*) Percentage higher than 1,000%.

International Operations

		% of	Acquisition	Consolidation	Local exchange	Inflation
Company	Country	ownership	date	date	rate to US dollar	3rd quarter

TELMEX Argentina	Argentina	100.0	February 24,2004	March 1, 2004	2.910	2.68%
Techtel	Argentina	93.3	April 19, 2004	May 1, 2004	2.910	2.68%
Metrored	Argentina	93.3	June 30, 2004	July 1, 2004	2.910	2.68%
TELMEX do Brasil	Brazil	100.0	February 24, 2004	March 1, 2004	2.222	(1.52%)
Embratel	Brazil	63.9	July 23, 2004	August 1, 2004	2.222	(1.52%)
TELMEX Chile	Chile	100.0	February 24,2004	March 1, 2004	529.200	0.91%
TELMEX Corp. (Chilesat)	Chile	99.5	June 8, 2004	July 1, 2004	529.200	0.91%
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004	2,293.290	0.47%
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004	3.350	1.25%
Net	Brazil	37.1	January 31, 2005	NA	2.222	(1.52%)

The results of international operations were converted from local currency to US dollars and for consolidation to Mexican pesos. The exchange rate used from pesos to US dollars was 10.8495
Mexican pesos per US dollar.

The third quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America, including Embratel. Results for the third quarter of 2004 recognize the accounts of the assets acquired from AT&T Latin America and Embratel since
August.

Consolidated Balance Sheets
[ milions of Mexican constant pesos as of September 2005]

		September		September
		2005		2004
Assets
Cash and short-term investments	Ps.	27,408	Ps.	20,030
Other current assets		34,904		45,118
Plant, property and equipment, net		150,586		152,251
Other assets		7,870		4,998
Goodwill		7,258		4,061
Projected net asset		22,991		25,644
Deferred taxes		5,854		4,653
Total assets	Ps.	256,871	Ps.	256,755

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	16,187	Ps.	11,676
Other current liabilities		32,150		43,609
Long-term debt		75,940		79,974
Labor obligations		1,989		1,609
Deferred taxes		15,651		21,422
Total liabilities		141,917		158,290
Stockholders' equity
Majority sotckholders' equity		102,628		89,579
Minority interest		12,326		8,886
Total stockholders' equity		114,954		98,465
Total liabilities and stockholders' equity	Ps.	256,871	Ps.	256,755

Consolidated Free (5) and Net Cash Flow
(millions of Mexican constant pesos as of September 2005)

		January-September 2005

Net Income Majority	Ps.	19,835

+ Depreciation and amortization		18,847
+ Items not requiring the use of resources		(4,224)

Resources provided by operating activities		34,458

- Working capital		4,550
- Investment in the telephone plant		14,514
- Inventories for the operation		330

Free cash flow		15,064

Resources used:
- Share repurchase		11,257
- Dividend payments		6,359
- Acquisition of companies		3,394
- Financing amortizations		16,230

Resources provided:
+ New financing		20,980
+ Embratel capital increase		955
+ Sale of MCI shares		7,150

Net cash flow	Ps.	6,909

(5) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Mexico Financial Results
Mexico Income Statements
[ millions of Mexican constant pesos as of September 2005]					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2004	Inc.
Revenues
Local	Ps.	13,877	Ps.	14,457	(4.0)	Ps.	41,399	Ps.	43,211	(4.2)
Domestic long distance		4,423		4,428	(0.1)		12,967		13,228	(2.0)
International long distance		2,451		2,613	(6.2)		7,269		7,545	(3.7)
Interconection		4,319		4,918	(12.2)		13,062		14,327	(8.8)
Corporate networks		2,443		2,337	4.5		7,435		7,167	3.7
Internet		2,079		1,762	18.0		5,902		5,030	17.3
Others		1,381		1,472	(6.2)		3,428		3,611	(5.1)
Total		30,973		31,987	(3.2)		91,462		94,119	(2.8)

Costs and Expenses
Cost of sales and services		7,543		7,429	1.5		21,674		22,409	(3.3)
Commercial, administrative and general		4,503		4,569	(1.4)		13,556		13,705	(1.1)
Transport and interconnection		2,934		3,386	(13.4)		9,016		10,086	(10.6)
Depreciation and amortization		4,580		5,143	(10.9)		14,249		15,939	(10.6)
Total		19,560		20,527	(4.7)		58,495		62,139	(5.9)

Operating income	Ps.	11,413	Ps.	11,460	(0.4)	Ps.	32,967	Ps.	31,980	3.1

EBITDA (1)	Ps.	15,993	Ps.	16,603	(3.7)	Ps.	47,216	Ps.	47,919	(1.5)

EBITDA margin (%)		51.6		51.9	(0.3)		51.6		50.9	0.7
Operating margin (%)		36.8		35.8	1.0		36.0		34.0	2.0

Mexico Balance Sheets
[ milions of Mexican constant pesos as of September 2005]							September		September
							2005		2004
Assets
Cash and short-term investments						Ps.	23,945	Ps.	16,383
Other current assets							23,642		31,076
Investment in non-consolidated subsidiaries (6)							30,441		9,478
Plant, property and equipment, net							119,563		124,945
Other assets							3,928		3,544
Projected net asset							22,991		25,644
Total assets						Ps.	224,510	Ps.	211,070

Liabilities and stockholders' equity
Current portion of long-term debt						Ps.	14,881	Ps.	6,011
Other current liabilities							20,448		23,027
Long-term debt							70,902		71,031
Deferred taxes							15,651		21,422
Total liabilities							121,882		121,491

Total stockholders' equity							102,628		89,579
Total liabilities and stockholders' equity						Ps.	224,510	Ps.	211,070
(6) Corresponds to subsidiaries in Latin America.

Mexico Operating Results

						% Inc. vs.
	3Q 2005	2Q 2005	1Q 2005	4Q 2004	3Q 2004	3Q 2004

Lines in service (thousand units)	18,135	17,852	17,536	17,172	16,816	7.8
Connections	458	485	501	590	547	(16.3)
Disconnections	174	169	138	235	197	(11.7)
Gain	284	316	364	356	351	(19.1)
Multifon Hogar + Kit	1,676	1,541	1,372	1,188	1,015	65.1
Penetration (%)
Digital services	40.9	40.1	39.2	38.2	37.4	3.5
Free voice mail (Buzón TELMEX)	47.9	46.1	43.7	42.2	40.9	7.0

Local Traffic
[ million units ]

Local calls	6,778	6,622	6,642	6,583	6,736	0.6
Interconnection minutes	8,804	8,812	8,373	8,089	7,817	12.6

Long Distance Traffic
[ million minutes]

Domestic long distance	4,577	4,501	4,297	4,190	4,322	5.9
International long distance
(incoming and outgoing)	1,815	1,627	1,677	1,628	1,694	7.1

Billed line equivalents 64kbps (thousands)	1,738	1,668	1,604	1,517	1,374	26.5
Internet (thousands)	2,025	1,927	1,855	1,741	1,604	26.2
Prodigy (Dial-up)	1,121	1,146	1,176	1,167	1,134	(1.2)
Infinitum (ADSL)	904	772	665	560	456	98.3
Penetration (%)	13.3	12.8	12.4	11.8	11.0	2.3

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the third quarter of 2005 and 2004.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of September 2005 ]
					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,783	Ps.	14,402	(4.3)	Ps.	41,249	Ps.	43,069	(4.2)
Recovery of LADA
special projects		-		564	NA		-		1,748	NA
LADA interconnection		1,050		1,068	(1.7)		3,118		3,308	(5.7)
Interconnection with operators		335		434	(22.8)		1,161		1,104	5.2
Interconnection with cellular		3,952		4,466	(11.5)		11,855		13,206	(10.2)
Other		1,992		2,109	(5.5)		6,276		6,791	(7.6)
Total		21,112		23,043	(8.4)		63,659		69,226	(8.0)

Costs and expenses
Cost of sales and services		5,637		5,227	7.8		16,188		15,665	3.3
Commercial, administrative and general		3,735		3,848	(2.9)		11,332		11,715	(3.3)
Interconnection		2,869		3,347	(14.3)		8,834		9,951	(11.2)
Depreciation and amortization		3,101		3,432	(9.6)		9,450		10,671	(11.4)
Total		15,342		15,854	(3.2)		45,804		48,002	(4.6)

Operating income	Ps.	5,770	Ps.	7,189	(19.7)	Ps.	17,855	Ps.	21,224	(15.9)

EBITDA (1)	Ps.	8,871	Ps.	10,621	(16.5)	Ps.	27,305	Ps.	31,895	(14.4)

EBITDA margin (%)		42.0		46.1	(4.1)		42.9		46.1	(3.2)
Operating margin (%)		27.3		31.2	(3.9)		28.0		30.7	(2.7)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of September 2005 ]
					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2005	Inc.
Revenues
Domestic long distance	Ps.	4,202	Ps.	4,202	0.0	Ps.	12,335	Ps.	12,552	(1.7)
International long distance		2,137		2,321	(7.9)		6,361		6,696	(5.0)
Total		6,339		6,523	(2.8)		18,696		19,248	(2.9)

Costs and expenses
Cost of sales and services		1,304		1,505	(13.4)		4,016		4,450	(9.8)
Commercial, administrative and general		1,228		1,076	14.1		3,753		3,598	4.3
Interconnection to the local network		925		950	(2.6)		2,748		2,985	(7.9)
Cost of LADA special projects		-		497	NA		-		1,562	NA
Depreciation and amortization		647		712	(9.1)		1,924		2,220	(13.3)
Total		4,104		4,740	(13.4)		12,441		14,815	(16.0)

Operating income	Ps.	2,235	Ps.	1,783	25.4	Ps.	6,255	Ps.	4,433	41.1

EBITDA (1)	Ps.	2,882	Ps.	2,495	15.5	Ps.	8,179	Ps.	6,653	22.9

EBITDA margin (%)		45.5		38.2	7.3		43.7		34.6	9.1
Operating margin (%)		35.3		27.3	8.0		33.5		23.0	10.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2005.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Press Release Third Quarter 2005.